September 5, 2008

Marsha L. Hunt
Vice President — Corporate Controller
Cummins, Inc.
500 Jackson Street
Columbus, Indiana 47302-3005

> **Re:** **Cummins, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-04949**
> **Response Letter Dated August 22, 2008**

Dear Ms. Hunt:

We have reviewed your response letter dated August 22, 2008, and we have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Please refer to comment 1 in our letter dated July 16, 2008. Describe to us, to the best of your knowledge, all types of products, equipment, components, technology, or services you have provided, whether directly or indirectly, into each of Iran, Sudan, and Syria. Also, confirm to us whether you have had any agreements, commercial arrangements, or other contacts with the governments of the referred countries or entities controlled by those governments.

2. We believe that disclosure is warranted regarding your business activities in Iran, Syria, and Sudan. We note your position that your business activities in these countries do not constitute a material investment risk, either quantitatively or qualitatively, to investors. However, as you indicate that you have recently ceased business activities in Sudan while currently continuing them in Iran and Syria, we believe relevant disclosure on these business activities is appropriate in the "Business" section for investors to determine whether or not the information is material. Please provide us the disclosure on your current business activities in Iran and Syria, and past business activities with Sudan, which you propose to include in your future filings.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance